Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

March 22, 2011

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Honda Motor Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2010
Filed June 24, 2010
File No. 001-07628

Dear Ms. Blye:

We have received the staff’s comment letter of March 9, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2010.

We are currently in process of collecting information which is relevant for preparation of our responses to your comments. Taking into account the estimated time required to complete information collection and analysis, we expect to be able to submit a response letter to the staff’s comments by April 6, 2011, and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Asako Suzuki
Asako Suzuki
General Manager of Finance Division
Honda Motor Co., Ltd.

cc:	Mr. Max Webb
(Division of Corporation Finance
Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Kenji Taneda
Ms. Yuko Ozaki
(Sullivan & Cromwell LLP)